Exhibit-99.6(c)

August 1, 2016

Luther King Capital Management Corporation

301 Commerce Street

Suite 1600

Fort Worth, Texas 76102

Dear Ladies and Gentlemen:

LKCM Funds, a Delaware statutory trust (“Trust”), offers shares of beneficial interest in the LKCM Aquinas Catholic Equity Fund (the “Fund”), a series of the Trust, for sale to the public. As investment adviser to the Trust, Luther King Capital Management Corporation (“LKCM”) agrees to waive its fees and/or reimburse expenses of the Fund to the extent that the Fund’s annual operating expenses for its fiscal year exceed 1.00% per annum of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation will be in effect commencing on the date hereof through December 31, 2017 (“Expense Limitation Period”). For purposes of this Agreement, annual operating expenses shall not include interest, taxes, brokerage commissions, indirect fees and expenses related to investments in other investment companies, including money market funds, and extraordinary expenses.

This agreement may be changed by the Trust’s Board of Trustees without the approval of Trust or Fund shareholders. LKCM agrees that it shall look only to the assets of the Fund for performance of this agreement and for any claims for payment. No other series or class of the Trust or its trustees, officers, employees, agents or shareholders shall be personally liable for performance by the Fund under this agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this agreement shall be in writing signed by the parties hereto.

Very truly yours,

LKCM FUNDS

By:	/s/ Jacob D. Smith
Jacob D. Smith, Chief Financial Officer and Chief Compliance Officer

Agreed and Accepted:

LUTHER KING CAPITAL MANAGEMENT CORPORATION

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President